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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              Uptowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

    Carl E. Midkiff, 714 Fifth Avenue, Huntington, WV 25701, (304) 525-8164
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          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                October 4, 1999
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP NO.         INAPPLICABLE

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               NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         1.    Violet Midkiff Irrevocable Trust*
               ---------------------------------------------------------------------------------------------------
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         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
               (a)           N/A
                             -------------------------------------------------------------------------------------
               (b)           X
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         3.    SEC USE ONLY
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         4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)            N/A
                                                             -----------------------------------------------------

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         5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          N/A
                                                                                                           -------

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         6.    CITIZENSHIP OR PLACE OF ORGANIZATION            West Virginia
                                                               ---------------------------------------------------

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NUMBER OF            7.       SOLE VOTING POWER                 -0-
SHARES BENE-                                                   ---------------------------------------------------
FICIALLY BY          8.       SHARED VOTING POWER
OWNED BY EACH                                                   200,000
REPORTING                                                      ---------------------------------------------------
PERSON WITH          9.       SOLE DISPOSITIVE POWER            -0-
                                                               ---------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER          200,000
                                                               ---------------------------------------------------

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         11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                   200,000
                                                                                             ---------------------

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         12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)          N/A
                                                                                                            ------

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         13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.4%
                                                                                ----------------------------------

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         14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            OO
                                                                      --------------------------------------------


================================================================================

* This Amendment No. 2 is filed to correct information in Amendment No. 1 to the Schedule filed March 12, 2004. No new events have taken place to cause the filing of this Amendment.


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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share of Uptowner Inns, Inc., a West Virginia Corporation ("Uptowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia 25701.

ITEM 2.   IDENTITY AND BACKGROUND

         This Statement is filed by the Violet Midkiff Irrevocable Trust (the "Trust"), established under the laws of the State of West Virginia. Carl E. Midkiff is the Trust's sole trustee and his business address is Uptowner Inns, Inc., 741 Fifth Avenue, Huntington, West Virginia 25701. Mr. Midkiff currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of Uptowner, a company that owns and operates a Holiday Inn. Mr. Midkiff is a citizen of the United States of America.

         During the last five years, neither the Trust nor Mr. Midkiff have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Violet Midkiff gifted the shares to the Trust from shares owned by her individually.

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction was for Violet Midkiff to establish an irrevocable trust.

         Prospectively, upon completion of the reverse stock split, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) The Trust beneficially owns 200,000 shares of the Issuer, representing 13.4% of the stock of the Issuer.



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                  Carl Midkiff beneficially owns 807,135 shares of the Issuer, representing 54.0% of the stock of the Issuer.

         (b) The Trust shares voting and dispositive power over all 200,000 shares beneficially owned by it with Carl Midkiff, the sole trustee of the Trust.

                  Carl Midkiff shares voting and dispositive power over 515,161 shares of the 807,135 shares beneficially owned by him. He shares voting and dispositive power with the Trust as its sole trustee (200,000 shares), with the Wade Midkiff Irrevocable Trust as its sole trustee (10,007 shares), with Violet Midkiff, his mother, as attorney-in-fact (162,562 shares owned by her individually, 101,645 shares owned by her jointly with his minor children for whom he is custodian, and 660 shares owned by her jointly with Glenna Wilson McCloud), with Prestige Properties, Inc., as an owner of the company (40,727 shares), and as a joint owner with Glenna Wilson McCloud (220 shares). Mr. Midkiff has sole voting and dispositive power over 261,974 shares owned by him individually and over 20,000 shares held by his minor sons for whom he serves as custodian. Mr. Midkiff is deemed to be an indirect beneficial owner of 10,000 shares held by his wife, Elizabeth Midkiff, although he has no voting or dispositive power over these shares.

                  The Wade Midkiff Irrevocable Trust was established under the laws of the State of West Virginia. Carl E. Midkiff is the trust's sole trustee.

                  Violet Midkiff resides at 800 Third Avenue, Rom 207, Huntington, West Virginia 25701. Ms. Midkiff is retired. Ms. Midkiff is a citizen of the United States of America.

                  Prestige Properties, Inc., is a corporation formed under the laws of the State of West Virginia, and its principal business is holding real estate. Its principal office is located at address is 741 Fifth Avenue, Huntington, West Virginia 25701.

                  Glenna Wilson McCloud, Carl Midkiff's aunt, resides in Logan, West Virginia, and is a citizen of the United States of America. She is retired.

                  During the last five years, none of the Wade Midkiff Irrevocable Trust, Violet Midkiff, Prestige Properties, Inc., or Glenna Wilson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the trust agreement executed October 4, 1999, Carl Midkiff, as trustee, has voting and dispositive powers over the shares held by the Violet Midkiff Irrevocable Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1) Trust Agreement for the Violet Midkiff Irrevocable Trust (previously filed).


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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2004
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Date

/s/ Carl Midkiff
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Signature

Carl Midkiff, Trustee
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Name/Title:


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